UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BLUE OWL CAPITAL CORPORATION II
(Name of Subject Company (Issuer))

BLUE OWL CAPITAL CORPORATION II
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Capital Corporation II
399 Park Avenue
New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Cynthia M. Krus
Kristin H. Burns
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 19, 2025, as amended on March 6, 2025, by Blue Owl Capital Corporation II, a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock”) that can be purchased with $50,000,000 at a price equal to $8.75 per Share (which reflects the Company’s price per Share in effect for purposes of issuing Shares pursuant to the Company’s distribution reinvestment plan as of March 26, 2025). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 19, 2025, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on March 24, 2025, and approximately 4,211,483 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company elected to purchase all Shares validly tendered and not withdrawn at a price equal to $8.75 per Share for an aggregate purchase price of approximately $36,850,476.
ITEM 12(b). FILING FEE
Filing Fee Exhibit
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2025

BLUE OWL CAPITAL CORPORATION II

By:	/s/ Jonathan Lamm
Name:	Jonathan Lamm
Title:	Chief Financial Officer and Chief Operating Officer